Independent Auditors' Consent




The Board of Directors
Regency Realty Corporation:


We consent to incorporation by reference in the registration statements, (No. 33-86886, No. 333-930, No. 333-2546, and No. 333-31077, and No. 333-37911) on
Form S-3 and (No. 333-24971) on Form S-8, of Regency Realty Corporation of our reports dated February 3, 1998, except for note 12 as to which the date is March 1, 1998, relating to the consolidated balance sheets of Regency Realty Corporation as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997, and related schedule, which reports appear in the December 31, 1997 annual report of Form 10-K of Regency Realty Corporation.






                                                   KPMG PEAT MARWICK LLP



Jacksonville, Florida
March 23, 1998